FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

Steen River Oil and Gas Inc. (the "Company")

P.O. Box 1420, 1601 – 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

November 20, 2009

ITEM 3   News Release:

A press release was issued on November 20, 2009 via News Wire Canada.

ITEM 4   Summary of Material Change:

The Company implemented a reorganization (the "Reorganization") today pursuant to the Third Amended and Restated Plan of Arrangement (the "Plan") dated September 28, 2009 among the Company, JED Production Inc. ("JPI") and JED Oil (USA) Inc.

ITEM 5   Full Description of Material Change:

Pursuant to the Plan, the Company filed Articles of Reorganization (the "Articles of Reorganization") on November 20, 2009, which changed the name of the Company to "Steen River Oil and Gas Ltd.".

The Articles of Reorganization changed the authorized capital of the Company to consist of an unlimited number of common shares (the "Common Shares"), 29,037,500 Class A Special Shares, 5,462,500 Class B Special Shares, 85,779,085 Class C Special Shares and 1,797,474 Class D Special Shares.

The Articles of Reorganization automatically exchanged all the Common Shares of the Company that were issued and outstanding at the time of filing of the Articles of Reorganization on a one for one basis for Class C Special Shares.  The Class C Special Shares were subsequently redeemed by the Company in accordance with the Plan, without consideration and cancelled.  The Company has also cancelled all outstanding warrants and options to acquire Common Shares, as required by the Plan.

The Articles of Reorganization also automatically exchanged the issued and outstanding Class B Preferred Shares of the Company at the time of filing of the Articles of Reorganization on a one for one basis for Class D Special Shares.  The Class D Special Shares were subsequently redeemed by the Corporation, in accordance with the Plan, without consideration and cancelled.

4404301_2

In addition to filing the Articles of Reorganization, the Company has implemented the steps of the Plan described below.  The Company issued an aggregate of 40,240 Common Shares and an aggregate of 29,037,500 Class A Special Shares to holders of the Company's 10% Senior Subordinated Convertible Notes ("Notes") in consideration for the Notes.  The unsecured creditors of the Company and JPI were issued an aggregate of 5,462,500 Class B Special Shares of the Company in consideration for the Unsecured Claims (as defined in the Plan).  The Company then amalgamated with its subsidiary, JPI as required by the Plan.

Trading of the Company’s Common Shares on the over the counter bulletin board exchange in the United States has been terminated and an application has been made to cease the Company’s status as a reporting issuer in the Provinces of Alberta, British Columbia, Saskatchewan and New Brunswick.

All Affected Claims, as defined in the Plan, against JED and its subsidiaries of whatever nature are deemed to be released in their entirety.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C.

Corporate Secretary

(403) 851-0017

ITEM 9   Date of Report:

Dated at Cochrane, Alberta on November 20, 2009.

4404301_2